ORLEN

SEC file: 82-5036

RECEIVED
APR 0 2 2002
SEC MAIL PROCESSING
WASH, D.C. 354 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

02028257

Płock, February12th , 2002

To whom it may concern,

Polski Koncern Naftowy

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 14/2002 to 18/2002/19.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

dlw 4/8

Polski Koncern Naftowy ORLEN Spółka Akcyjna
09-411 Płock, ul. Chemików 7
tel. (+48 24) 365 00 00, fax (+48 24) 365 28 41, www.orlen.pl

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Company	Headline	Embargo	Last Update	Repla
Polski Koncern Naftowy Orlen S.A.	BoNY changed shares in PKN		08:24 7 Feb 02	

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Numbers of shares held by the Bank of New York as of February 5, 2002

Current report No 14/2002 dated 7 February, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil compar announces that the number of its shares held by the Bank of New York decreased by 2.01% from **114,727,6** (**27.30%** of votes at the General Shareholders' Meeting as reported on July 6, 2000) to **106,282,258** shares (**25.29** of votes at the General Shareholders' Meeting as of February 5, 2002).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw a London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil a marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution syst that includes the largest network of service stations in Poland. It also has significant financial investments in t telecommunications sector in Poland.

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PKN ORLEN SA
SEC File
82-5036

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Company	Headline	Embargo	Last Update	Repla
Polski Koncern Naftowy Orlen S.A.	Statement re CEO		11:41 8 Feb 02	

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Current report 14/2002/15 dated February 8, 2002

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's large downstream oil company, announces that yesterday afternoon, 7th February 2002, Urzad Ochroı Panstwa *(the National Security Agency)* briefly questioned Mr Andrzej Modrzejewski, PKN ORLEN CEO and President of the Management Board, at Warsaw's Public Prosecutor's Office. This relates the alleged disclosure of confidential stock information several years ago and does not refer to PK ORLEN or its legal predecessors. It is anticipated that Mr Modrzejewski will answer further questio which will be completed today.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw a London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil a marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution syst that includes the largest network of service stations in Poland. It also has significant financial investments in t telecommunications sector in Poland.

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Company	Headline	Embargo	Last Update	Repla
Polski Koncern Naftowy Orlen S.A.	Further Statement re CEO		12:10 8 Feb 02	

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Current report 15/2002/16 dated February 8, 2002

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's large downstream oil company, hereby announces that on February 8, 2002 the Supervisory Board of PK ORLEN dismissed Mr Andrzej Modrzejewski from the position of CEO & President of t Management Board of PKN ORLEN.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw a London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil a marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution syst that includes the largest network of service stations in Poland. It also has significant financial investments in telecommunications sector in Poland.

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Polski Koncern Naftowy Orlen S.A.	Changes in ORLEN's Board		18:23 8 Feb 02	

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Current report 16/2002/17 dated February 8, 2002

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereb announces that on February 8, 2002 the Supervisory Board of PKN ORLEN dismissed Mr Andrzej Modrzejewsl from the position of CEO and President of the Management Board of PKN ORLEN. The dismissal was said to b due to concern over his ability to manage the Company, deteriorating financial results and that he had lost th confidence of shareholders.

The Supervisory Board also announced that their decision has nothing in common with yesterday's media reports o CEO's questioning at Warsaw's Public Prosecutor's Office.

The Supervisory Board of PKN ORLEN also dismissed Mr Jaroslaw Tyc from his position as Vice-President of th Management Board of PKN ORLEN and Retail Sales Director following the motion by the Ministry of the Stat Treasury dated February 8, 2002 to execute such a dismissal under § 9, art. 1, point 3 of the Company's Statutes.

The Supervisory Board of PKN ORLEN also dismissed Mr Andrzej Dretkiewicz from his position as a member c the Management Board of PKN ORLEN and Wholesale and Logistics Director.

On February 8, 2002 the Supervisory Board of PKN ORLEN appointed:

Mr Zbigniew Wrobel as CEO and President of the Management Board

Mr Slawomir Golonka as Vice-President of the Management Board

Mr Ernest Macenowicz to the Management Board

As a result of appointment of Mr Golonka as Vice-President of the Management Board he has in consequenc resigned his position on the Supervisory Board of PKN ORLEN. The Ministry of the State Treasury appointed M Grzegorz Mroczkowski in his place.

Curriculum Vitae – Zbigniew Wrobel

Mr Wrobel, age 49, graduated from the Slask University of Science & Technology, Faculty of Crude and Coa Processing.

Between 1986-1991, he worked at LOT, the Polish national airline, and was the Managing Director of 'LOT Ai

Tours'. In 1991-1993, he was Sales and Distribution Director at Philip Morris Poland and in 1993 became Sales an Distribution Director of PepsiCo Trading Poland. Since 1996, he has been Vice President of PepsiCo Eastern Europ and responsible for Corporate Development.

Other posts he holds include:

- President of the Polish Association of Food Producers since 1995
- Founder and President of Promarka - the Association of Genuine/Vintage Product Manufacturers since 1997
- Vice President of UNESDACISDA in Brussels since 1998
- Vice President of World Federation of Advertisers in Brussels since 2000
- Member of the Board of Association des Internationales de Marque – AIM in Brussels since 1997
- Since 2001 he has been a supervisory board member of Okocim S.A., the Polish Brewery, and Inteligo Financial Services

Mr Wrobel does not hold any position in organisations that compete with PKN ORLEN and is not a registered ba debtor.

Curriculum Vitae – Ernest Macenowicz

Ernest Macenowicz, age 54, graduated from the Academy of Agriculture in Krakow and post-graduate study o Management and the Organisation of Work.

- He was Advisor to the Minister of Foreign Affairs between 1980-1994, Secretary of the Polish Embassy in the Hague
- Between 1995-1996 he held position of the Managing Director in the Cabinet of the Prime Minister in the Hague and then became State Secretary in the Office of the Prime Minister until 1997
- Since 1997 he has been holding position of a Director at NAFTOBAZY

Other posts he holds include:

- Member of the Supervisory Board in CPN SA. (1996-1997)
- Member of the Supervisory Board in CENZIN SA. (1996-1997)
- Member of the Supervisory Board in Budimex SA. (2001-2002)

Currently the Chairman of the Supervisory Board in PERN, the National Pipeline Operator

Curriculum Vitae – Grzegorz Mroczkowski

Grzegorz Mroczkowski, age 41, graduated from the Warsaw University of Science and Technology, Faculty c Mechanics and Technology. He also graduated from the manager's post-graduate study at the Warsaw Universit Faculty of Management and Organisation.

Other posts he has held include:

- Chief service constructor in SCANVAEGT-INTERTEXT in Warsaw (1993-1994)
- Deputy Director of PP POLEXPO in Warsaw (1994-1995)

- Deputy Director of OFFICE BUSINESS SERVICE in Warsaw (1995)
- Project Manager of the Polish-German Co-operation Fund (1992-1996)
- Deputy Director at the Ministry of Privatisation (1995-1997)
- Deputy Director in the Department of Corporate Supervision at the Ministry of State Treasury (1997)
- Director of the Finance Department at the Ministry of State Treasury (1997-2001)

Since 2001 Mr Grzegorz Mroczkowski has been Director of Restructuring and Welfare at the Ministry of Sta Treasury.

Curriculum Vitae – Slawomir Golonka

Mr Slawomir Golonka, age 46, graduated from The Warsaw School of Planning and Statistics, currently the Warsa School of Economics, at the Faculty of Foreign Trade. He is currently an adviser in BRE Bank S.A.

Previously, he was Vice President, Marketing and Sales Director in Polkomtel S.A., the operator of Plus GSN Between1989-1996 he was the manager and then Vice President of the Management Board in Brinkmann Lendwehrmen Investment Banking, and then Management Focus, International Consulting Group. In the past he h been a member of several supervisory boards including, among others, Rafineria Gdanska, CPN and AP Metalchem.

He is currently the Chairman of the Supervisory Board of NFI Jupiter S.A

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and Londo Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil ar marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution syste that includes the largest network of service stations in Poland. It also has significant financial investments in tl telecommunications sector in Poland.

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Company	Headline	Embargo	Last Update	Replac
Polski Koncern Naftowy Orlen S.A.	Rafineria Trzebinia's Appeal		16:40 11 Feb 02	

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Current Report no 17/2002/18 dated 11th February 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream o company, hereby. advises that following Rafineria Trzebinia's appeal on 25th January 2002, th Chrzanow Tax Office has temporarily suspended proceedings on charges of fiscal impropriety (tota PLN 113.6m.), until the appeal that has been lodged with the Fiscal Office in Krakow has bee considered (current report no 10/2002 dated 25th January 2002).

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsa and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's large refiner of crude oil and marketer of world-class petroleum and related products. It has a substantic wholesale and retail distribution system that includes the largest network of service stations in Polanc It also has significant financial investments in the telecommunications sector in Poland.

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PKN ORLEN SA
SEC File
82-5036

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Company	Headline	Embargo	Last Update	Replac
Polski Koncern Naftowy Orlen S.A.	EGM - No Discretionary Proxy		16:46 11 Feb 02	

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Current Report no 18/2002/19 dated 11th February 2002

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream o company, hereby announces that it has learnt from The Bank of New York ("The Bank") that The Ban will not issue "discretionary proxies" for the Extraordinary General Meeting of Shareholders to be hel on 21st February 2002.

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsa and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's large refiner of crude oil and marketer of world-class petroleum and related products. It has a substantic wholesale and retail distribution system that includes the largest network of service stations in Polan It also has significant financial investments in the telecommunications sector in Poland.

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